

Mail Stop 3561

March 3, 2016

Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
140 Iowa Lane, Suite 101
Cary, North Carolina 27511

> **Re:** **Force Protection Video Equipment Corp.**
> **Registration Statement on Form S-1**
> **Filed February 22, 2016**
> **File No. 333-209623**

Dear Mr. Feldman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. The reference to the prior comment is to the comment from our February 11, 2016 letter.

General

1. We note your response to comment 1 and your deletion of (f) (existing events of default) from the definition of Equity Conditions in Section 1.1 of the Securities Purchase Agreement. We also note, under Amendment No. 3 to Securities Purchase Agreement, that Section 2.1 of the Securities Purchase Agreement provides that RDW is not required to fund RDW Additional Financings if you are in default under any note. Please provide us with your analysis of how RDW is irrevocably bound to fund the RDW Additional Financings, considering RDW is, to a degree, in control of whether you are in default under a note. For example, RDW can elect to not convert under any outstanding RDW Note if you are unable to pay, which would, as a consequence of RDW's election, result in RDW not having to fund the RDW Additional Financings.

2. Please update the filing to reflect the Third Amendment to the Securities Purchase Agreement, to reflect that the "Equity Conditions" are not a condition precedent to funding the RDW Additional Financings, and to consistently indicate that you are registering only those shares issuable upon conversion of the First, Second, and Third RDW Notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brenda Hamilton, Esq.